

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Karl J. Schmidt
Chief Financial Officer
Atkore International, Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re: Atkore International Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 3, 2011**
> **File No. 333-174689**

Dear Mr. Schmidt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Please revise the prospectus cover page to disclose that Atkore Holdings is providing a guarantee of the notes on a senior secured basis and each of the issuer's existing and future subsidiaries are providing guarantees on a senior secured basis <u>and</u> on a joint and several, full and unconditional basis. Please also clarify, with a view toward disclosure in the prospectus, whether the Holdings Guarantee is joint and several with the Subsidiary Guarantees.

2. Please confirm supplementally that the offer will be open for at least 20 <u>full</u> business days to ensure compliance with Rule 14e-1(a). Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please confirm that the offer will be open at least through midnight on the twentieth business day after commencement of the offer. See Rule 14d-1(g)(3).

Summary of the Terms of the Exchange Offer, page 8

Summary of the Terms of the Notes, page 11

Ranking, page 11

4. Please revise the disclosure in the fourth through eighth bullets to state the value of the Collateral, the ABL Priority Collateral and the Notes Priority Collateral as of the latest practicable date. Please also similarly revise the disclosures in the last four bullets under "Guarantors" on page 12. Please further disclose the total amount of any senior indebtedness secured by the ABL Priority Collateral and other assets that secure such indebtedness.

Summary Historical Financial Data, page 15

5. We note your references to EBITDA as a liquidity measure. Please either delete these references or also include reconciliations of EBITDA to cash flows from operating activities.

6. We note that Adjusted EBITDA is defined by the terms of your ABL Credit Facility. Please disclose the items included in Question 102.09 of the non-GAAP C&DIs.

7. In your reconciliations of Adjusted EBITDA to net income, please revise footnote (4) to clarify that the amounts of incremental stand-alone costs may be different from management's best estimates and revise footnote (8) to clarify that the estimated annual benefits associated with the initiatives you undertook during fiscal 2010 may not be achieved.

8. In your reconciliations of Adjusted EBITDA to net income, we note you include an adjustment line item labeled "other non-cash or non-recurring items" for each period presented. Please either delete the term "non-recurring" from all your non-GAAP disclosures or clarify and demonstrate that each item labeled "non-recurring" meets the required specified criteria to be identified as non-recurring. Refer to Item 10(e) of Regulation S-K and Question 102.03 of the non-GAAP C&DIs.

Risk Factors, page 24

The raw materials on which we depend in our production process are exposed to price fluctuations . . . , page 20

9. Please revise your disclosure to indicate that steel and copper costs account for 61% of your cost of sales in fiscal 2010.

Future acquisition could require us to issue additional debt or equity . . . , page 26

10. Please revise this risk factor to disclose whether you have any current plans for acquiring businesses.

The Notes are effectively subordinated to the Issuer's and the Guarantors' indebtedness under the ABL Credit Facility . . . , page 29

11. Please revise the risk factor to disclose the value of the ABL Priority Collateral as well as the value of the assets securing any other secured indebtedness. Please further disclose the total amount of any senior indebtedness secured by the ABL Priority Collateral and other assets that secure such indebtedness.

The Exchange Offer, page 45

Terms of the Exchange Offer; Period for Tendering Old Notes, page 45

12. We note your disclosure in the second bulleted paragraph on page 46 in which you reserve the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 48

13. We note the disclosure in the last sentence on page 48 that you will return the Old Notes "as promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer. Please revise your disclosure here and throughout the prospectus, as necessary.

Use of Proceeds, page 53

14. Please explain how you determined $9 million of the total $15 million fee paid to CD&R should be recorded as debt issuance costs and how you determined the total $15 million fee paid to Tyco should be recorded as purchase price consideration.

Unaudited Pro Forma Condensed Financial Data, page 55

15. We note your reference to "push down" accounting. Please clarify why you believe push down accounting is appropriate for this transaction under ASC 805-50-S99.

16. Please quantify each non-recurring adjustment not reflected in the pro forma financial statements.

17. To the extent that the finalization of your preliminary purchase price allocation could materially impact the pro forma financial statements, please quantify and discuss the potential impact of changes in the preliminary purchase price allocation on the pro forma financial statements.

18. Please clarify why no amounts are reflected in adjustments (c) on pages 57 and 59.

19. Please explain the effective income tax rate reflected in the pro forma statement of operations for the fiscal year ended September 24, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Liquidity and Capital Resources, page 86

General

20. Please quantify the amount of cash and short term investments balances held in foreign entities and address any potential tax implications if such balances are needed in the US.

21. For the combined entity, please disclose the average amount of outstanding debt due to Tyco and the average effective interest rate related to such debt during each period presented.

Post-Transaction Liquidity- Successor Company, page 88

22. We note your disclosure and cross reference to the covenants in your debt arrangements. Please include, in this section of your document, a specific and comprehensive discussion of your significant and most restrictive covenants and how those covenants may impact or restrict your liquidity. In this regard, please ensure you discuss your financial covenants and the conditions when the covenants are effective.

Commitments and Contingencies, page 89

Contractual Obligations, page 89

23. Please revise the table of your contractual obligations for the time periods specified in the table set forth in Item 303(a)(5)(i) of Regulation S-K.

Critical Accounting Policies, page 90

Income Taxes, page 91

24. Please include a specific and comprehensive discussion regarding how you have considered your historical results in determining whether you will have future taxable

income sufficient to realize your deferred tax assets. In addition, please clarify if you are relying on tax-planning strategies to realize your deferred tax assets and, if so, please quantify and discuss such strategies. Reference ASC 740-10-30.

Pension and Postretirement Benefits, page 92

25. Please include a more specific and comprehensive discussion regarding how you selected your current discount rate and how changes in your discount rate have impacted your results and plan estimates.

Long-Lived Asset and Goodwill Impairments, page 92

26. Please include a more specific and comprehensive discussion of the nature of the events or change in business circumstances that may cause you to test your long-lived assets for impairments and indicate the level at which assets are evaluated. In addition, please discuss if any impairment testing has been conducted, and if so, disclose the results of the testing.

27. When you conduct goodwill impairment testing in future periods, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the unit.

- A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumption.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you determine that estimated fair values substantially exceed the carrying values for all your reporting units, please disclose that determination in future periods. Reference Item 303 of Regulation S-K.

28. Please disclose the number of reporting units you have.

Quantitative and Qualitative Disclosure about Market Risk, page 93

29. Please clarify whether you used derivative financial instruments to manage your foreign currency exchange risk, commodity price risk and price fluctuations related to the purchase, production or sale of steel and copper products during the last fiscal year. If so, please revise your disclosure to also provide sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of those derivative financial instruments resulting from hypothetical changes in foreign currency exchange rates or commodity prices over a selected period of time. See Item 305(a)(1)(ii) of Regulation S-K.

Business, page 94

30. Please revise your disclosure in the first full paragraph on page 95 to state that there is no guarantee of a meaningful recovery in non-residential construction.

Market Data and Forecasts, page 96

31. We note that some of your disclosures regarding your market position are based upon third-party sources as well as management's belief. Throughout your disclosure, please make clear when you are stating market information based on management's estimates. For example, we note your disclosure in first bullet under "Our Strengths" on page 96 in which you state that you have "leading market positions" with respect to your major product categories. Please also confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Compensation Discussion and Analysis, page 112

Annual Incentive Compensation, page 114

32. Please revise your discussion to disclose the individual performance targets for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Special Business Segment Bonus Plan, page 114

33. Please disclose the cash conversion and free cash flow generation performance targets. Please make the appropriate arguments pursuant to Instruction 4 to Item 402(b) of Regulation S-K if you believe that the performance targets constitute confidential commercial financial information and/or trade secrets and disclosure would cause you competitive harm.

Long-Term Incentive Awards, page 114

34. We note your disclosure here and in the section, "Grants of Plan-Based Awards in Fiscal 2010." Please revise your disclosure to state the basis for the allocation of each type of long-term incentive award. See Item 402(b)(2)(iii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 133

35. Please tell us what consideration you have given to including a risk factor to describe the impact of the indemnification provisions.

36. Please revise your discussion regarding your Transition Services Agreement and Supply Agreement on page 142 to disclose the approximate dollar value involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction. See Items 404(a) of Regulation S-K.

Employment Agreement with John P. Williamson, page 143

37. We note that Mr. Williamson will be paid a minimum annual base salary of $500,000. Please revise your disclosure to indicate the factors that affect the level of base salary he may receive. Please also disclose the maximum annual base salary that he may receive.

Description of Notes, page 148

General, page 148

38. Please revise the second sentence of the third paragraph to eliminate the implication that your summary of the provisions of the documents is not complete.

Release of Collateral, page 170

39. We note that the release of collateral subject to the lien of the indenture is contemplated. Section 314(d) of the Trust Indenture Act requires that the obligor furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon release of collateral from the lien of the indenture. Please explain how you intend to comply with the requirements of Section 314(d). We also note the release of subsidiary capital stock. Please further explain how the obligors intend to monitor the value of the subsidiary capital stock subject to the lien. If the obligors do not intend to monitor the value, please explain how the obligors will (1) determine whether and when a release is necessary to avoid the requirements of Rule 3-16 of Regulation S-X; (2) calculate the amount of subsidiary stock to be released and (3) establish the "fair value" of the released collateral in support of the determination that the release will not impair the security under the indenture. Please note that we may have further comments after reviewing your response.

<u>Audited Combined Financial Statements of The Electrical and Metal Products Business of Tyco International Ltd.</u>

<u>Combined Statements of Cash Flows, pages F-6 and F-50</u>

40. Please tell us the specific nature of the items included in the change in due to (from) Tyco and affiliates line item and the basis for including the changes in investing cash flows.

<u>Note 3. Income Taxes, page F-15</u>

41. Please disclose the cumulative amount of undistributed foreign earnings for which deferred tax liabilities have not been provided. Reference ASC 740-30-50-2.

<u>Note 16. Segment and Geographic Data, page F-35</u>

42. Please disclose revenues by product line. Reference ASC 280-10-50-40.

<u>Unaudited Financial Statements of Atkore International Holdings Inc.</u>

<u>General</u>

43. We note that CD&R acquired shares of a newly created class of cumulative preferred stock of Atkore Group. Please explain to us the significant underlying terms of the preferred stock.

<u>Note 2. Acquisitions, page F-53</u>

44. Please include a specific and comprehensive discussion of your accounting for the transaction with CD&R and how and why you determined the transaction is a business combination. In this regard, please address how you determined that CD&R obtained control, including what consideration you have given to voting rights, the governing body and senior management. Reference ASC 805-10-55. Also, please explain to why you believe push down accounting for the registrant is appropriate for this transaction. Reference ASC 805-50-S99.

45. Please clarify how the fair value of equity and the purchase price adjustment were determined.

46. Given your 2009 goodwill impairment charge, please disclose and discuss the underlying changes in your business that resulted in goodwill being recognized in this transaction.

47. Please tell us if and how equity awards that were issued under the Tyco plan continue to remain outstanding. To the extent that the awards have been replaced or cancelled, please tell us what consideration you have given to including any replacement shares in your purchase price allocation.

48. Please clarify the amounts of the annual management fees to be paid to CD&R versus the amount to be paid to Tyco.

Note 7. Intangible Assets, page F-59

49. Please more specifically discuss the underlying nature of your intangible assets and how the fair value allocations and amortization period were determined.

Note 14. Commitments and Contingencies, page F-66

50. Please address the following items related to your ABF II anti-microbial coated sprinkler matters and ensure appropriate revisions are also made to your disclosures on pages 106 and F-25:

   • We note your assessment of the outcome to your financial position. It is unclear if or how you have assessed the impact on your results of operations or cash flows. Therefore, please revise to provide information in the context of that which is *material to your financial statements*, rather than any variation thereof.

   • Please revise to clarify if this assessment contemplates the range of reasonably possible loss in excess of the amount accrued.

51. Please provide us with a more specific and comprehensive discussion of how and why you have concluded that a liability related to your tax matters in Brazil is not probable or reasonably estimable. In this regard, please tell us what procedures you have in place on a quarterly basis to attempt to develop an estimate.

52. We note your conclusion in the third paragraph of your footnote that you do not believe existing proceedings and claims will have a material impact on your financial position or results of operations. It is unclear if and how you have considered the impact on your cash flows. Please revise your disclosure here as well as on pages 106 and F-25 to provide information in the context of that which is *material to your financial statements*, rather than any variation thereof.

53. We note your statement in the fourth paragraph of your footnote that you cannot determine whether certain matters may be material to your results of operations. Please revise to clarify how you have assessed the potential materiality to your cash flows. In addition, for each pending legal matter that may be material to your financial statements, please revise to include a discussion of the nature and status of the related matter. In addition, given that it appears it is reasonably possible that these matters may be material to your financial statements, please disclose the range of reasonably possible additional losses or state such a range cannot be estimated. For any matter for which a range of reasonably possible additional losses cannot be estimated, please explain to us why. Reference ASC 450.

Note 18. Guarantor Financial Information, page F-72

54. Please provide all the disclosures required by Rule 3-10 of Regulation S-X regarding the guarantor subsidiaries. Also, please tell us how you considered the requirements of Rule 3-16 of Regulation S-X.

Exhibit 5.2

55. Please have counsel revise the first page to include a current date and the last paragraph of the last page to refer to the Form S-4.

Exhibits 10.6-10.9

56. We note that you have not filed the schedules and exhibits to the filed agreements. Please refile the agreements as exhibits, including all schedules and exhibits thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Armelin at (202) 551-3747 or, in her absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
Paul M. Rodel, Esq.